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                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [ ] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
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For Period Ended:  December 31, 2001                      +------------------+
                  ------------------------                 | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |      1-6339      |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |                  |
                                                           +------------------+
For the Transition Period Ended:
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| Read Instruction (on back page) Before Preparing Form. Please Print or Type  |
|  Nothing in this form shall be construed to imply that the Commission has    |
|                 verified any information contained herein.                   |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

                GREATE BAY CASINO CORPORATION
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Full Name of Registrant

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Former Name if Applicable

                TWO GALLERIA TOWER, SUITE 2200  13455 NOEL ROAD, LB 48
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Address of Principal Executive Office (Street and Number)

                DALLAS, TEXAS 75240
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City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within
the prescribed time period.   SEE ATTACHED


(Attach Extra Sheets if Needed)         Potential persons who are to respond to
                                        the collection of information contained
                                        in this form are not required to respond unless the form displays a currently valid OMB number.
SEC 1344 (2/99)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

             John C. Hull                (972)                 392-7777
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               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable
     estimate of the results cannot be made.    SEE ATTACHED
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                          Greate Bay Casino Corporation
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     March 29, 2002                 By   /s/ John C. Hull
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                                          John C. Hull, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form. +----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

                         GREATE BAY CASINO CORPORATION
                           ATTACHMENT TO FORM 12b-25

Part III

     The Registrant's annual report on Form 10-K will be filed as soon as reasonably practicable following the prescribed due date. Additional time is necessary in order to prepare and have audited the financial statements of the Registrant on a liquidation basis of accounting. The Registrant filed a voluntary petition for protection under Chapter 11 of the United States Bankruptcy Code on December 28, 2001. The Plan of Reorganization provides for the Registrant to sell its primary asset and, after settlement of trade obligations, remit all remaining assets to its sole debtor. Accordingly, liquidation of the Registrant is imminent and its financial statements are being prepared on a liquidation basis of accounting.

Part IV (3)

             Greate Bay Casino Corporation and Subsidiaries ("GBCC")

     GBCC expects to report significant improvement in its results of operations for the year ended December 31, 2001 compared to the prior year. The improvement in GBCC's results of operations primarily reflects additional operating income at its sole remaining operating subsidiary. Having received approval from the United States Bankruptcy Court of the District of Delaware, GBCC subsequently sold the subsidiary on March 19, 2002 as part of its Plan of Reorganization. The subsidiary reported income from operations amounting to $9.1 million during 2001 compared to $1 million in 2000. The increase in operating results was partially offset by additional general and administrative costs associated with the Registrant's efforts to restructure its obligations and, eventually, to liquidate. Accordingly, the Registrant expects to report a net loss for 2001 of $266,000, or $.05 per basic and diluted share, compared to a net loss for 2000 of $6.6 million, or $1.27 per basic and diluted share.